Date: October 26, 2007

Contact: Neal A. Petrovich, Senior Vice President and Chief Financial Officer
                   434-773-2242   petrovichn@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:** AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES YEAR-TO-DATE AND THIRD QUARTER EARNINGS

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced net income of $8.67 million for the first nine months of the year, up 1.9% over the first nine months of 2006. Year-to-date earnings per share declined 2.1% due primarily to additional shares issued in connection with the 2006 acquisition of Community First Financial Corporation.

Third quarter 2007 net income was $2.93 million, representing a 5.4% decrease over the comparable quarter of 2006. Basic and diluted earnings per share were $0.48, a decrease of 4.0% over the third quarter of 2006.

Return on average assets, a widely-used indicator of bank profitability, was 1.49% for the first nine months of 2007, and 1.52% for the third quarter, both well above industry averages. Return on average equity was 11.92% for the first nine months of the year, and 11.98% for the quarter. "American National continues to deliver solid financial performance despite a difficult economic environment," stated Charles H. Majors, President and Chief Executive Officer. "During this period of market turbulence, our profitability and strong capital position allows us to take advantage of business opportunities that arise, such as our recent branch expansion."

Loan quality measurements and trends remained favorable. Nonperforming loans represented 0.47% of total loans at September 30, 2007, down from 0.58% the previous quarter and 1.02% a year ago. "Our loan portfolio continues to perform well," stated Majors. "While many other banks are experiencing a deterioration in loan quality, we have seen a continued improvement in ours, leading to low charge-offs, declining levels of problem loans, and lower loan loss provisions compared to prior year amounts."

Net Interest Income

Net interest income after provision for loan losses was $21.47 million for the first nine months of 2007, up 4.0% over the first nine months of 2006. For the third quarter, net interest income after provision for loan losses was $7.35 million, down slightly from the year earlier quarter. "Strong competition for deposits and loans, together with a less-than-favorable interest rate and economic environment, continues to impact net interest income growth rates in the banking industry," said Majors. "On September 18, 2007, the Federal Open Market Committee reduced short-term interest rates by one-half percent in response to turmoil in the financial markets caused largely by problems in the subprime mortgage market and significant softening in the housing sector. Although we are not a participant in subprime lending, this interest rate decrease will lower the income we earn on floating rate loans. While we can lower funding costs to a certain extent, we expect this action by the Federal Reserve will put pressure on bank interest margins, including ours. Growth in loans, deposits, and noninterest income will continue to be important in offsetting the effect of the margin pressure."

Noninterest Income and Noninterest Expense

Noninterest income for the first nine months of 2007 was $6.92 million, up 9.7% over the first nine months of 2006. Third quarter noninterest income was up 6.5% over the comparable 2006 period. The increases were due largely to growth in mortgage banking, trust, and brokerage revenue.

Noninterest expense for the third quarter was up 5.1% over the same quarter of 2006, while year-to-date noninterest expense increased 7.7%. The year-to-date increase reflects the additional expense associated with the acquisition of Community First.

Branch Expansion

The Company has obtained regulatory approval for its two new branches at Smith Mountain Lake and Bedford, Virginia. The Smith Mountain Lake staff is operating in a temporary location. Construction of the permanent location will commence on a nearby site. Loans generated through this office are approximately $7 million, while deposit-taking activities have just begun.

In July 2007, the Company announced a planned expansion into Bedford, Virginia, with the leasing of branch office space and the hiring of an experienced banker.   Regulatory branch approval was recently received. The Company expects the office renovations to be completed and the office opened early in the first quarter of 2008.

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank serving Southern and Central Virginia and the northern portion of Central North Carolina with twenty banking offices and a loan production office.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-three ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.